Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Talend S.A.

We consent to the incorporation by reference in this registration statement on Form S-8 of Talend S.A. of our report dated March 16, 2016, except as to the effects of the reverse share split as described in Note 1 as to which the date is June 27, 2016, with respect to the consolidated statements of financial position of Talend S.A. as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, which report appears in Talend S.A.’s prospectus filed on July 29, 2016 pursuant to Rule 424(b) under the Securities Act, relating to the registration statement on Form F-1, as amended (No. 333-212279).

Paris La Défense, France

July 29, 2016

KPMG S.A.

/s/ Grégoire Menou	/s/ Jacques Pierre
Grégoire Menou	Jacques Pierre
Partner	Partner